PMU News Release #05-03 TSX, AMEX Symbol PMU February 17, 2005

SOUTH MINITA GOLD ZONE EXPANDED WITH HIGH-GRADE GOLD AT DEPTH

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has expanded the South Minita gold zone on its flagship El Dorado gold project in El Salvador with new drill results from the Company’s resource definition drill program. The drilling has intersected high-grade gold mineralization at depth, and has expanded the dimensions of this important discovery. Highlights include 20.12 g/t gold over 2.90 meters in hole P04-352 and 18.10 g/t gold over 2.00 meters in hole P04-349. The ongoing definition drilling at South Minita is designed to evaluate the vertical and lateral dimensions of this gold zone, which remains open at depth and along strike to the south. A positive pre-feasibility study on the Minita ore deposit, located 450 meters to the north of South Minita, indicates operating costs of $163 per gold equivalent ounce, putting the deposit in the lowest quartile for costs on a worldwide basis (see news release #05-01 dated January 27, 2005).

South Minita has a strike length of at least 750 meters, roughly 50% longer than the high-grade Minita deposit. The dimensions of the South Minita gold zone are expanding with the Company’s ongoing definition drill program, and the mineralization remains open at depth. Pacific Rim will commission a resource estimate for this new discovery in the spring of 2005. Once the South Minita resource is defined Pacific Rim plans to amend its pre-feasibility study of the Minita deposit to reflect the additional resources. A contoured grade-thickness longitudinal section of the South Minita gold zone incorporating the results to date is available at http://www.pacrim-mining.com/i/maps/S-Minita-contoured.jpg

“The South Minita discovery is growing and taking shape nicely,” states Tom Shrake, CEO. “Most significantly, the deposit is expanding at depth where our drilling is currently focused. A higher-grade pod is beginning to take shape around drill hole P04-352, and the average vein width has increased. The South Minita drill results demonstrate the similarity of this new discovery with the low cost Minita deposit to the north, in terms of its grade, width and continuity. The South Minita discovery will allow us to consider expanding the El Dorado mine plan as outlined in the Minita pre-feasibility study, and will bring us closer to our goal of becoming a low-cost intermediate level gold producer.”

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-333*	South Minita	300983 / 534289	260 / 60	229.10 259.40 302.75 343.05	230.20 259.50 303.45 343.40	1.10 0.10 0.70 0.35	1.05 0.10 0.60 0.30	14.44 18.91 6.85 9.96	176 200 42 58
P04-335*	South Minita	300577 / 534237	270 / 60	52.45 167.20	52.60 169.95	0.15 2.75	0.10 2.50	15.56 12.50	61 162
P04-337	South Minita	300215 / 534285	270 / 60	105.40 305.05 306.20	105.90 305.45 306.45	0.50 0.40 0.25	0.50 0.40 0.20	6.56 9.83 14.40	29 74 30

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Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P04-339	South Minita	302280/ 534326	270/65 including and and	292.65 339.85 341.90 344.40 346.15 347.30	294.30 340.20 347.65 344.80 346.85 347.65	1.65 0.35 5.75 0.40 0.70 0.35	1.50 0.25 5.40 0.30 0.50 0.35	6.94 6.09 7.39 16.62 10.96 18.02	37 54 50 169 71 119
P04-343	South Minita	300922 / 534352	260/58 including	52.50 135.40 148.40 219.25 391.85 404.90 404.90 443.55 453.30 459.95	53.60 135.55 148.50 220.00 392.10 408.90 406.40 445.00 453.40 460.15	1.10 0.15 0.10 0.75 0.25 4.00 1.50 1.45 0.10 0.20	0.90 0.10 0.10 0.70 0.20 3.30 1.10 1.10 0.10 0.20	9.190 14.16 35.08 8.49 6.50 6.73 11.54 7.52 12.97 6.44	10 66 11 35 4 47 9 20 31 22
P04-346	South Minita	300856 / 534391	255/60	271.20 286.60 291.00 414.35 420.45	271.55 286.85 291.70 414.45 421.20	0.35 0.25 0.70 0.10 0.70	0.30 0.20 0.60 0.10 0.70	11.89 6.53 6.65 17.52 28.58	99 44 35 89 197
P04-348	South Minita	300641 / 534287	253/65	313.55 344.75	314.15 345.65	0.60 0.90	0.50 0.70	7.74 7.40	23 12
P04-349	South Minita	300495 / 534303	250/65 including and including and and and and	93.90 175.45 209.65 220.35 290.85 290.85 292.45 353.80 353.80 355.30 356.60 363.00 363.75 369.80	94.65 175.65 209.95 221.05 293.00 291.45 293.00 364.00 354.10 355.70 357.00 363.30 364.00 369.90	0.75 0.20 0.30 0.70 2.15 0.60 0.55 10.20 0.30 0.40 0.40 0.30 0.25 0.10	0.70 0.15 0.25 0.65 2.00 0.60 0.50 9.24 0.30 0.20 0.40 0.30 0.20 0.10	17.65 10.75 6.85 7.42 18.10 24.02 43.82 6.15 6.44 12.53 36.12 22.77 39.74 7.79	13 115 78 35 109 200 200 17 31 20 64 121 38 69
P04-350	South Minita	300533 / 534215	270/55	No significant results
P04-351	South Minita	300577 / 534237	260/71	50.00 191.85	50.10 192.15	0.10 0.30	0.10 0.25	8.26 67.86	24 321
P04-352	South Minita	300533 / 534215	270/76 including	187.55 191.10 289.10 292.10	187.65 192.55 292.85 292.85	0.10 1.30 3.80 0.75	0.10 1.30 2.90 0.60	20.85 9.74 20.12 52.55	83 41 86 193
*partial results previously released

Drill holes P04-332, -334, -336, -338, -340, and -341 were designed to test the strike extensions of the Nance Dulce gold zone and a limited number of holes (P04-342, -344, -345 and -347) tested the vertical continuity of the Nance Dulce gold zone locally. These holes delivered no significant results. Nance Dulce remains a

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high-priority target, however, with limited drill capacity, Pacific Rim has elected to move the Nance Dulce drill onto the South Minita target to expedite the definition drilling program and fast-track the commencement of a resource estimate for South Minita, anticipated in the spring of 2005.

Minita Pre-feasibility Study
The Minita pre-feasibility technical report has now been filed on SEDAR. During the finalization process of this technical report, a $1.9 million capital cost item (in the capitalized costs category) was noted to have been double counted. Total capital costs are now $66.9 million (rather than $68.8 million as originally reported on January 27, 2005), of which $47.9 million is pre-production and $19.0 is ongoing. The impact on the financial analysis is as follows: Net Present Value is now $43.6 million, and the Internal Rate of Return is 18.1% (from $41.6 and 16.9% as originally reported).

The Minita proven and probable reserves were derived using cut-off grades based on US $350 per ounce gold and US $5 per ounce silver, not $400 and $6 respectively as reported in the notes to this table included in the Company’s January 27, 2005 news release. The tonnes, gold grade and silver grades of each category presented are unchanged. The gold equivalent ounces and gold equivalent grades as originally presented for each category change marginally (roughly 0.05%) to: Proven reserves of 253,242 gold equivalent ounces at 11.06 grams gold equivalent per tonne (“g AuEq/t”); Probable reserves of 282,344 gold equivalent ounces at 9.84 g AuEq/t; and, Total proven and probable reserves of 535,586 gold equivalent ounces at 10.38 g AuEq/t.

NI 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR. The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in National Instrument 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

About Pacific Rim Mining Corp.
Pacific Rim is an advanced-stage gold exploration company developing a high-grade, low operating cost ore deposit on its El Dorado gold project in El Salvador. The Company is in the uncommon position of having cash flow from its 49% interest in the Denton-Rawhide gold residual heap leach operation in Nevada with which to conduct its exploration activities. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097  Tel: (604) 689-1976  Fax: (604) 689-1978
E-mail: info@pacrim-mining.com  Website: www.pacrim-mining.com

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

"Thomas C. Shrake"

Thomas C. Shrake
CEO

Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements of the Minita deposit’s economic potential; information included in the pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling plans for the South Minita gold zone; the timing of a resource estimate for the South Minita gold zone; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097  Tel: (604) 689-1976  Fax: (604) 689-1978
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